Exhibit 99.2

 Signature [PLEASE SIGN WITHIN BOX]  Date  Signature (Joint Owners)  Date  TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:  KEEP THIS PORTION FOR YOUR RECORDS  DETACH AND RETURN THIS PORTION ONLY  THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.  V54524-P16427  COSTAMARE INC.  The Board of Directors recommends you vote FOR the following Class II Directors to hold office for a three-year term expiring at the 2027 annual meeting and until his successor has been duly elected and qualified:  2. Ratification of appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2024.  The Board of Directors recommends you vote FOR the following proposal:  NOTE: Such other business as may properly come before the meeting or any adjournment thereof.  Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.  1.  Election of Directors  Nominees:  For  Against  Abstain  1a. Gregory Zikos  1b. Vagn Lehd Møller  !  !  !  !  !  !  For Against Abstain  ! ! !  SCAN TO  VIEW MATERIALS & VOTE    COSTAMARE INC. 7 RUE DU GABIAN  MC 98000, MONACO  VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above  Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on October 1, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.  ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS  If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.  VOTE BY PHONE - 1-800-690-6903  Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on October 1, 2024. Have your proxy card in hand when you call and then follow the instructions.  VOTE BY MAIL  Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Votes by mail must be received for processing by 11:59 p.m. Eastern Time on October 1, 2024.

 V54525-P16427  Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:  The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.  Continued and to be signed on reverse side  2024 Annual Meeting of Stockholders COSTAMARE INC.  October 3, 2024  12:00 PM CET  This proxy is solicited by the Board of Directors  The stockholder(s) hereby appoint(s) Anastassios Gabrielides and Gregory Zikos, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of COSTAMARE INC. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held virtually at 12:00 PM, local time on October 3, 2024, at www.virtualshareholdermeeting.com/CMRE2024, and any adjournment or postponement thereof.  This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.